SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                   Under the Securities Exchange Act of 1934*


                                 PHH Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693320202
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Alan Fournier
                         Pennant Capital Management LLC
                            26 Main Street, Suite 203
                                Chatham, NJ 07928
                                 (973) 701-1100
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 24, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                             ------------------
CUSIP No. 693320202                                           Page 2 of 8 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Pennant Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,407,141
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,407,141
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,407,141
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                             ------------------
CUSIP No. 693320202                                           Page 3 of 8 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Alan Fournier
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,407,141
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,407,141
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,407,141
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 8 to Schedule 13D is filed on behalf of Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital"), and Alan Fournier, a United States citizen ("Mr. Fournier," and together with Pennant Capital, the "Reporting Persons"), and further amends the Schedule 13D originally filed on March 22, 2007, as amended by Amendment No. 1 thereto filed on April 30, 2007, Amendment No. 2 thereto filed on June 20, 2007, Amendment No. 3 thereto filed on August 3, 2007, Amendment No. 4 thereto filed on August 10, 2007, Amendment No. 5 thereto filed on August 15, 2008, Amendment No. 6 thereto filed on September 17, 2008 and Amendment No. 7 thereto filed on October 9, 2008 (all as amended by this Amendment No. 8, the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of PHH Corporation, a Maryland corporation (the "Company"). Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     As the financial crisis in the U.S. and global economies has deepened, the Reporting Persons have become increasingly concerned that the Company has been seriously mismanaged and poorly positioned by its board of directors (the "Board") and senior executive management ("Senior Management"). The Board and Senior Management have been unwilling to take the difficult steps necessary to preserve the Company's valuable franchises, preferring instead to manage the Company for long-term growth and client relationships rather than for profitability, near-term results and capital efficiency. In the current economic environment, the Reporting Persons strongly believe that the Company does not have the luxury of a long-term management focus without delivering short-term performance and that the Board's and Senior Management's shortsightedness and complacency have put the Company in peril. The Reporting Persons further believe that Senior Management has utterly failed to communicate effectively with shareholders and the market and that this failure has adversely affected the market price of the Common Stock, the willingness of current and potential outsourcing clients to do business with the Company, the rating agencies' perceptions of the Company, the Company's cost of capital, and employee morale.

     The Reporting Persons believe that the Company has valuable franchises and that the Company, if properly managed, should be able to take advantage of the current credit crisis for the benefit of its shareholders. Instead, by focusing almost exclusively on a long-term horizon, ignoring the realities of the credit crisis, and failing to communicate the Company's strengths and a credible business plan to deal with today's markets, the Board has ignored its fiduciary responsibilities to shareholders and allowed Senior Management to destroy shareholder value and risk the viability of the Company.

     On November 19, 2008, the Reporting Persons met for the first time with Sandra Bell, who had joined the Company's management team as Chief Financial Officer on October 13, 2008. Ms. Bell advised the Reporting Persons that she is undertaking an in-depth assessment of the Company's businesses and operations and its strategic plans and options. The Reporting Persons were favorably impressed with Ms. Bell's understanding of, and perspective on, the Company and with the approach she described to her ongoing assessment of the Company's plans and options. While the Reporting Persons believe that Ms. Bell may conclude that the Company must be managed with a much greater focus on current market conditions and opportunities, the Reporting Persons believe that, as a new and junior member of Senior Management, her ability to cause immediate change in the direction of the Company may be limited.

     On November 24, 2008, the Reporting Persons spoke with A.B. Krongard, Chairman of the Board, to discuss the foregoing concerns with respect to the Company and the capability and plans of Senior Management to deal with those concerns. In the discussion, the Reporting Persons noted their belief that the Company's stock price was trading at approximately 20% of book value and their concern that the Company's $1.3 billion unsecured credit facility will mature in January 2011. The Reporting Persons also expressed their belief that Senior Management, with some exceptions, has little credibility in the market and that the Company's November 10, 2008 earnings conference call had been reckless and damaging.

     In August 2008, in the context of discussing with Mr. Krongard the type of leadership and expertise they thought was lacking at the Company, the Reporting Persons had mentioned Mr. Greg Parseghian to Mr. Krongard. Mr. Parseghian is a mortgage industry expert who served as Chief Executive Officer of The Federal Home Loan Mortgage Corporation ("Freddie Mac"), who has no ties to, or relationship with, the Reporting Persons, and whom the Reporting Persons believe would bring to the Company tremendous experience, energy and credibility at a critical time for the Company. Although Mr. Parseghian was not available at that time for an executive position with the Company, Mr. Krongard indicated he was interested in Mr. Parseghian's background and ultimately met with Mr. Parseghian on November 21, 2008. In their conversation on November 24, 2008, the Reporting Persons proposed to Mr. Krongard that the Company immediately add Mr. Parseghian to the Board. In response, Mr. Krongard advised the Reporting Persons that the Board was considering adding a new director to the Board, that he had been impressed with Mr. Parseghian at their recent meeting, but that other members of the Board had expressed concern about Mr. Parseghian's past association with Freddie Mac and that two other candidates for the Board were being seriously considered ahead of Mr. Parseghian. The Reporting Persons nonetheless believe that Mr. Parseghian would be an extremely valuable asset to the Company and strongly support adding him to the Board.

     The Reporting Persons also proposed to Mr. Krongard in their November 24, 2008 conversation that the Board form a special committee of non-management directors, which would include Mr. Parseghian, to underscore the importance and urgency of Ms. Bell's strategic review of the Company's businesses, operations, plans and options and to ensure that the Company's efforts in that regard receive prompt and focused Board-level attention. Based on their discussion with Mr. Krongard, the Reporting Persons believe that the Board does not share their sense of urgency about the problems confronting the Company and that the Board continues to back a business plan focused almost exclusively on long-term growth rather than on a prompt turnaround of the Company and on shareholder value. The Reporting Persons strongly believe that any long-term options simply will not be there if immediate action is not taken to restore profitability. The Reporting Persons are hopeful that the Board will seriously consider and implement the suggestions they have made, but if the Company does not adopt these suggestions the Reporting Persons will actively consider all available steps to ensure that the

Board refocuses Senior Management on the immediate and pressing task of turning the Company around and creating shareholder value.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, and intend to, if the Board does not act favorably on the Reporting Persons' proposals, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters.



                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 25, 2008



                                             PENNANT CAPITAL MANAGEMENT LLC


                                             By: /s/ Alan Fournier
                                                --------------------------------
                                                Alan Fournier, Managing Member




                                             By: /s/ Alan Fournier
                                                --------------------------------
                                                Alan Fournier







               [SIGNATURE PAGE TO AMENDMENT NO. 8 TO SCHEDULE 13D
                        WITH RESPECT TO PHH CORPORATION]